Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St.

Haidian District, Beijing 100083, PRC

June 3, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Schedule 13E-3

Amendment No. 1 to Schedule 13E-3

File No. 005-81992

Filed April 28, 2014 and May 7, 2014 respectively

Preliminary Proxy Statement on Schedule 14A

File No. 000-51364

Filed April 28, 2014

Schedule 13D/A

Filed by Eloten Group Ltd. and Liu Yuchuan

File No. 005-81992

Filed December 9, 2013

Dear Ms. Duru:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 22, 2014 (the “Letter”), with respect to our going private transaction by certain filing persons on Schedule 13E-3 filed on April 28, 2014, the Amendment No. 1 thereto (together, the “Schedule 13E-3”), our preliminary proxy statement on Schedule 14A filed on April 28, 2014 (the “Preliminary Proxy Statement”), as well as the Schedule 13D/A filed by Eloten Group Ltd. And Mr. Yuchuan Liu on December 9, 2013 (the “Schedule 13D/A”). We filed an amendment to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) and an amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) in conjunction with the submission of this response to the Letter; a hardcopy of the redlines that shows the changes we made to the Preliminary Proxy Statement Amendment and the Schedule 13E-3 Amendment in response to your comments (the “Redline”) is being delivered to you via courier. The Redline also includes other updates to our disclosure and conforming changes. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein. Please note the written acknowledgement by each of the Company and the other filing persons as requested by the Staff is attached as Exhibit A hereto.

Schedule 13D/A filed December 9, 2013

1.    Please refer to the Consortium Agreement dated December 8, 2013 and explain why the Schedule 13D was not and has not been amended to include the parties to the agreement and any other Morgan Stanley affiliated parties that control such parties. Please provide a similar analysis with respect to the filing obligations under Section 13(d) incurred by Zhnogyu Gas Holdings, Limited. Please refer generally to Exchange Act Section 13(d)(3) and Rule 13d-5(b)(1).

Response:

We respectfully advise the Staff that the Schedule 13D filed by Mr. Liu on May 8, 2012 was not amended after the execution of the Consortium Agreement dated December 8, 2013 to include affiliates of Morgan Stanley Private Equity Asia (collectively, “MS Affiliates”) because (1) none of the MS Affiliates beneficially owns any of the Company’s outstanding shares, and (2) due to the fact that none of the MS Affiliates beneficially owns any shares in the Company, the MS Affiliates were not (and are not) part of any section 13(d) “group” with Mr. Liu or any other shareholder of the Company. With respect to beneficial ownership, MS Affiliates do not directly or indirectly own, nor have they at any relevant time directly or indirectly owned, any Company shares; nor have they acquired sole or shared power to vote or dispose of any shares owned by Mr. Liu by entering into the Consortium Agreement or any other agreement or arrangement between any MS Affiliate, on the one hand, and Mr. Liu or any other person, on the other hand, including by way of obtaining a proxy over such shares.  As MS Affiliates are not and at all relevant times have not been beneficial owners of any shares of the Company, they could not have been deemed members of a “group” with Mr. Liu for purposes of Rule 13d-5(b)(1) under well-established case law.  See Hemispherx Biopharma, Inc. V. Johannesburg Consol. Invs. 2008 US App Lexis. 26515 (11th Cir. Dec. 29, 2008) (holding that “a beneficial ownership interest is necessary to become a member of a group within the meaning of section 13(d)(3) of the Exchange Act”), and Rosenberg v. XM Ventures, 274 F.3d 137 (3d. Cir. 2001) (holding that a person who “does not have beneficial ownership of the equity securities of an issuer cannot be a member of a group . . .”).  We therefore respectfully advise the Staff that as MS Affiliates do not beneficially own any shares of the Company and thus are not members of any “group” with Mr. Liu or any other shareholder of the Company, MS Affiliates were and are not required to file Schedule 13Ds in connection with the execution of the Consortium Agreement.

We respectfully advise the Staff that the Schedule 13D filed by Mr. Liu on May 8, 2012 was not amended after the execution of the Consortium Agreement dated December 8, 2013 to include Zhongyu Gas Holdings Limited (“Zhongyu”) because (1) Zhongyu did not beneficially own any shares of the Company, including shares owned by Mr. Liu, and (2) due to the fact that Zhongyu did not beneficially own any shares of the Company, Zhongyu was not (and is not) part of any Section 13(d) “group” with Mr. Liu or any other shareholder of the Company.  With respect to beneficial ownership, Zhongyu does not directly or indirectly own, nor has it at any relevant time directly or indirectly owned, any Company shares; nor have they acquired sole or shared power to vote or dispose of any shares owned by Mr. Liu by entering into the Consortium Agreement, including by way of obtaining a proxy over such shares.  As Zhongyu is not and at all relevant times has not been a beneficial owner of any shares of the Company, it could not have been deemed a member of a “group” with Mr. Liu for purposes of Rule 13d-5(b)(1) under well-established case law.  See Hemispherx Biopharma, Inc. V. Johannesburg Consol. Invs. 2008 US App Lexis. 26515 (11th Cir. Dec. 29, 2008) (holding that “a beneficial ownership interest is necessary to become a member of a group within the meaning of section 13(d)(3) of the Exchange Act”) and Rosenberg v. XM Ventures, 274 F.3d 137 (3d. Cir. 2001) (holding that a person who “does not have beneficial ownership of the equity securities of an issuer cannot be a member of a group . . .”).  We therefore respectfully advise the Staff that as Zhongyu does not beneficially own any shares of the Company and thus is not a member of any “group” with Mr. Liu or any other shareholder of the Company, Zhongyu was not and is not required to file a Schedule 13D in connection with the execution of the Consortium Agreement.

2.    We note the statement that Harmony Gas Holdings Limited or Holdco is directly or indirectly owned by MSPEA Gas Holdings Limited. Please supplementally advise us of any entities through which MSPEA has an indirect ownership interest in Holdco. We may have further comment.

Response:

We respectfully advise the Staff that Harmony Gas Holdings Limited is directly owned by MSPEA, and that MSPEA does not indirectly own any ownership interest in Harmony Gas Holdings Limited.

Schedule 13e-3

3.    Please update the filings to reflect all material updates, inclusive of the updated interim financials for the period ended March 31, 2014. Similarly, please update the filings to reflect the RMB 50 million loan to an affiliate of the company, which is disclosed in the Form 8-K filed on May 12, 2014.

Response:

We respectfully advise the Staff that we have amended the Schedule 13E-3 to include by reference (1) the Form 10-Q filed on May 20, 2014 for the interim financials for the first quarter of 2014 and (2) the Form 8-K filed on May 12, 2014 to reflect the loan. Please refer to page 12 and page 13 of the Schedule 13E-3 Amendment.

4.    Supplementally advise us of whether the lender in the transaction disclosed in the Form 8-K filed on May 12, 2014 is an affiliate of any of the parties to the current going private transaction. We may have further comment.

Response:

We respectfully advise the Staff that Zhongyu (Henan) Energy Holdings Limited, the lender in the transaction disclosed in the Form 8-K filed on May 12, 2014 (the “Lender”), is an affiliate of Zhongyu, a member of the buyer group in the current going private transaction. The loan transaction between the Lender and Beijing ZhongRan WeiYe Gas Co., Ltd. (the “Borrower”) is a transaction at arms' length to fund the working capital requirement of the Borrower, unrelated to the going private transaction of the parent company of the Borrower; the interest rate of the loan is market and within the range of the guidance of commercial lending interest rate issued by Bank of China; and the terms of the loan were reviewed and approved by the Company's directors, including the independent directors. Additionally, we have amended the Preliminary Proxy Statement to reflect this response. Please refer to page 34 of the Preliminary Proxy Statement Amendment.

Preliminary Proxy Statement

5.    Please include information as of the most reasonable practicable date and fill in all blanks.

Response:

We respectfully advise the Staff that, in the Preliminary Proxy Statement Amendment, we have included the record date and the date, time and location of the special meeting and noted that the date of such meeting is subject to the conclusion of the review of the Schedule 13E-3 and the Preliminary Proxy Statement Amendment by the Staff. Please see pages 4, 5, 16-18, 20, 78 and 79 of the Redline.

6.    Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

Response:

We respectfully advise the Staff that we have revised to mark the proxy card with “Preliminary Copies”. Please see the Redline.

7.    Please revise to provide a fair and adequate summary of the information required by Item 1010(a) and (b) of Regulation M-A. Refer to Item 1010 (c) of Regulation M-A. In this regard, it does not appear that all of the information, such as the ratio of earnings to fixed charges, that is required by Item 1010 ( c) is included in the proxy statement. If material, provide the pro forma information required disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

Response:

We respectfully advise the Staff that we have included the ratio of earnings to fixed charges in the Selected Financial Information section of the Preliminary Proxy Statement Amendment. Please see page 105 of the Redline.

We do not believe any pro forma disclosure would be material or required, since neither the Company nor the buyer group is incurring any debt in connection with the proposed transaction and operations of the Company are not affected.

Summary Term Sheet, page 1

Purpose and Effects of Merger, page 7

8.    Revise to include a table or the cross reference to the table that reflects the equity ownership and control of Holdco that will be held by the parties to the transaction post-merger.

Response:

We respectfully advise the Staff that we have amended to add the cross reference to the table on page 60 of the Preliminary Proxy Statement Amendment that reflects the equity ownership and control of Holdco that will be held by the parties to the transaction post-merger. Please see the Redline.

Questions and Answers About the Special Meeting and the Merger, page 16

How will the Company’s outstanding Series B convertible preferred shares be treated.., page 17

9.    Referencing the applicable provisions in the governing instrument, please confirm whether the company’s redemption of shares will be within the parameters outlined in Rule 13e-4(h)(1) or whether shareholders will be solicited and provided an opportunity to redeem. We may have further comment.

Response:

We respectfully advise the Staff that the shareholders of the Company’s outstanding Series B convertible preferred shares (the “B Shareholders”) will be redeemed in accordance with the governing instrument of such shares and within the parameters outlined in Rule 13e-4(h)(1). The shares will be redeemed in accordance with Section 5(c) of the Amended and Restated Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock dated September 6, 2006. The Company has entered into redemption agreement with each of the B Shareholders.

Special Factors, page 24

10.  In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the filing parties, the special committee, any legal and/or financial advisors and any other limited partners/investors regarding the proposed merger. For example, please revise to disclose:

a.    which board member was first contacted by the MS Affiliate and the potential financing and alternative transactions discussed between the general board and the MS Affiliate from the time of the first approach through to the period when the MS Affiliate began conversations with Mr. Liu;

b.    whether the MS Affiliate or the company raised the possibility of a going private transaction as among the transactions to be explored;

c.    why the MS Affiliate chose to approach the Company in July 2013;

d.    how the conversations between the MS Affiliate and the company changed to conversations involving exclusively Mr. Liu and the MS Affiliate with respect to a transaction involving only Mr. Liu and the MS Affiliate and/or any other Morgan Stanley affiliated parties;

e.    material discussions involving Mr. Liu and the MS Affiliate from July 2013 through to April 2014;

f.     all material contacts and material discussions between any of Mr. Liu, the Morgan Stanley affiliated parties, the financial advisors, legal counsel and Zhongyu that preceded Zhongyu’s request to join the Buyer Group’s efforts;

g.    if material to the current going private transaction, the details of the 2013 proposal by Zhongyu with respect to its acquisition of certain assets of the company (i.e., the dollar amount represented by the proposal) and why the company’s board did not respond;

h.    how the respective ownership percentages of Holdco were determined amongst the parties; and,

i.     any discussions involving the Buyer Group and/or the special committee with or about Lead Fame International and control persons or Leading King Investment and control persons.

Response:

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 26, 27, 29-31 and 33 of the Preliminary Proxy Statement Amendment.

11.  We note that Mr. Liu and Zhongyu’s chairman were well acquainted. Please supplementally advise us of the prior relationships or transactions, if any, involving the company, Mr. Liu, Zhongyu and/or its chairman.

Response:

We respectfully advise the Staff that there are no prior transactions involving the Company, Mr. Liu, Zhongyu and/or the chairman of Zhongyu that are not already disclosed in the Preliminary Proxy Statement. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide more details regarding the prior relationship between Mr. Liu and the chairman of Zhongyu. Please see page 29 of the Redline.

12.  Please expand your discussion to clarify why the special committee determined to condition Company B’s conduct of due diligence on a potentially non-refundable “good faith deposit” of $10 million, which represented approximately 15% of the purchase price of the company calculated on the basis of the $1.30 per share merger consideration. Please specify who advised the special committee to request the condition, why the specific amount of $10 million was chosen and whether this sort of pre-condition to diligence is standard under Chinese law and/or market practice. We may have further comment.

Response:

We respectfully advise the Staff that , pursuant to the Staff’s comment, the Background of the Merger section has been expanded at page 32 of the Preliminary Proxy Statement Amendment to clarify why the special committee determined to condition conduct of due diligence upon payment of a good faith deposit.

13.  You disclose that the buyer group was advised by the special committee through its advisors that it should submit a “higher” final offer. Please supplement the disclosure to clarify whether the buyer group was specifically advised of the competing offer by Company B at an indicated price of $1.45, subject to due diligence.

Response:

We respectfully advise the Staff that the paragraph starting with “On March 28, 2014” on page 33 of the Preliminary Proxy Statement Amendment has been revised to disclose that Houlihan Lokey specifically advised the buyer group of a competing offer to acquire the Company at approximately $1.45 per share, without discussing the identity of the bidder or any other terms of the offer. Please see the Redline.

14.  Each presentation, discussion, or report held with or presented by the financial advisor to the special committee whether oral or written, that is materially related to the current going private transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In this regard, we note reference to reports by Blair and Houlihan Lokey that were discussed by the Special Committee in April 2012 and January 2014. Revise to summarize any and all presentations made by Blair and Houlihan Lokey during the period commencing in April 2012 up to the current period. Refer to Item 9 of Schedule 13E-3 and corresponding Item 1015 (a) and (b) of Regulation M-A. Refer also to Item 1016 (c) of Regulation M-A and file the reports as exhibits.

Response:

We respectfully advise the Staff that we have filed the presentation made by Houlihan Lokey to the special committee on January 23, 2014 (Beijing time January 24, 2014) as the Exhibit (c)(3) to the Schedule 13E-3 and included a summary of such presentation on page 53 of the Preliminary Proxy Statement Amendment. Please see the Redline.

The Company concurs with the Staff’s view, as reflected in this comment, that presentations, discussions and reports held with or presented by the financial advisor to the special committee that are materially related to the current going private transaction must be reasonably described in accordance with Item 1015 of Regulation M-A. However, given the fact that more than two years passed between the time when Blair delivered its written presentation materials to the special committee, and the time when Mr. Liu renewed his efforts to acquire the Company with the assistance of MSPEA and Zhongyu; it is respectfully submitted that reasonable doubt exists as to whether that presentation bears any material relationship to the current transaction.

Nevertheless, in order to resolve any questions in that regard, the Company has filed Blair’s presentation materials dated May 14, 2012 as the Exhibit (c)(4) to its amended Schedule 13E-3 and the Background of the Merger section contained in the Company’s amended Schedule 14A has been revised at page 25 to describe Blair’s written presentation materials.

15.  Please supplementally advise us of the employment status, positions or equity ownership, if any, of Mr. Adler, Ms. Li or Mr. Duan at any of the Buyer Group or their affiliated companies following the merger.

Response:

We respectfully advise the Staff that none of Mr. Adler, Ms. Li or Mr. Duan will be employed by, hold any position with, or own any equity interest in, any of the buyer group members or their affiliated companies following the merger.

16 . Refer to Item 1013(c) of Regulation M-A. Please revise to disclose the reasons for each filing person’s decision to pursue the going private transaction at this time. In this regard, we note that many of the reasons cited for pursuing the transaction appear to have existed for several years.

Response:

We respectfully advise the Staff that the Company decided to pursue the merger based on the recommendation of the special committee. The reasons for the special committee to recommend the transaction have been disclosed in the section “Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” in the Preliminary Proxy Statement. Although, as the Staff noted, that many of the reasons for pursuing this transaction may have existed for several years, it was not until the spring of this year that the buyer group formed with sufficient equity financing to submit an offer at a price of $1.30 per share.

We respectfully advise the Staff that the reasons for the buyer group for pursuing the going private transaction at the present time have been disclosed in the section “Purposes and Reasons of the buyer group for the Merger.” Although, as the Staff has pointed out, that many of the reasons disclosed thereunder appear to have existed for a period of time, it was not until this year that equity financing from MSPEA and Zhongyu became available. MSPEA was unaware of the opportunity to invest in the Company until the summer of 2013, and did not make an offer as part of the buyer group on December 8, 2013 until after entering into a non-disclosure agreement with the Company on September 12, 2013 and performing a due diligence review. For reasons already disclosed in the section “Background of the Merger”, Zhongyu did not consider pursuing a going private transaction involving the Company until it became aware that the buyer group had submitted a non-binding proposal to acquire the Company in February 2014. Zhongyu joined the buyer group after entering into a non-disclosure agreement with the Company on March 10, 2014 and performing a due diligence review.

Reasons for the Merger and the Special Committee and our Board of Directors, page 35

17.  We refer to Item 1014 of Regulation M-A. To the extent the filing parties believe the transaction to be fair to unaffiliated securityholders, please revise your disclosure to expressly address:

•	how such a conclusion was reached give the procedural mechanics associated with the special committee’s requirement that Company B provide a $10 million good faith deposit to conduct diligence, which possibly resulted in unaffiliated shareholders losing the ability to obtain a higher per share offer price;

•	the consideration of the top end of the financial advisor’s implied equity reference ranges under the selected company analyses and selected transaction analyses, which yielded values per share that were above the per share merger consideration being offered; and

•	any potential conflicts presented by the engagement of Houlihan Lokey by the special committee in light of the relationships (past and ongoing) between MSPEA affiliates and affiliates of Houlihan Lokey.

Response:

We respectfully advise the Staff that we have revised the relevant disclosure in the Preliminary Proxy Statement Amendment to address the Staff’s requests. Please refer to page 32 and page 38 of the Preliminary Proxy Statement Amendment.

In response to the Staff’s comment seeking expanded disclosure regarding the special committee’s consideration of the top end of the financial advisor’s implied equity reference ranges under the selected company analyses and selected transaction analyses, please see the additional disclosures set forth at page 37 of the revised Schedule 14A.

In connection therewith, it is respectfully submitted that, as the term “implied” suggests, the ranges determined by the special committee’s financial advisor, were not absolute values. In making its determination regarding the fairness of the merger consideration, the special committee did not take into consideration whether $1.30 fell within the top, bottom or middle of any of the ranges. Instead, it considered the fact that $1.30 fell within each of such ranges as sufficient confirmation, that the price was fair when considered in relation to the economic, financial, competitive and operational circumstances affecting the Company.

Opinion of Houlihan Lokey (China) Limited, page 42

18.  We note that Houlihan Lokey performed a Selected Companies Analysis and Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the “generally relevant” criteria chosen by the advisor to provide better context to the comparability of such transactions or companies. Identify for example, data points (companies or transactions) that may have skewed the results of the analysis.

Response:

We respectfully advise the Staff that we have revised the Preliminary Proxy Statement through the Preliminary Proxy Statement Amendment on page 47 and page 49 to expand the description of the criteria used by Houlihan Lokey in selecting the comparable companies and comparable transactions for its analyses. We respectfully advise the Staff that Houlihan Lokey did not identify any data point related to a selected company or transaction that may have skewed the results of the relevant analysis. Please see the Redline.

Alternatives to the Merger, page 61

19.  Please expand to discuss the alternatives that were considered and rejected and how the long-term projections, “as well as the special committee’s knowledge and understanding of the business…,” factored into the rejection of alternatives. Refer generally to Item 7 of Schedule 13e-3 and Item 1013(b) of Regulation M-A.

Response:

Pursuant to the Staff’s comment, the Alternatives to the Merger section has been revised at page 61 of the Preliminary Proxy Statement Amendment. Please see the Redline.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Esq., Ph.D., Cadwalader, Wickersham & Taft LLP, 2301 China Central Place, Tower 2, No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.Zhang@cwt.com.

Sincerely, /s/ Yuchuan Liu Yuchuan Liu Chief Executive Officer

Exhibit A

Each of the undersigned hereby acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 3, 2014

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ ROBERT I. ADLER
Name: ROBERT I. ADLER
Title: Chairman of the Special Committee

HARMONY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

YUCHUAN LIU

/s/ YUCHUAN LIU

ELOTEN GROUP LTD.

By:	/s/ YUCHUAN LIU
Name: YUCHUAN LIU
Title: Director

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ LUI SIU KEUNG
Name: LUI SIU KEUNG
Title: Join Managing Director

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.L.C.

By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.P.

By:	Morgan Stanley Private Equity Asia IV, L.L.C., its General Partner
By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Alternate Director to Alan K. Jones

MSPEA GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director